One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

Christopher P. Harvey

christopher.harvey@dechert.com

+1 617 728 7167 Direct

+1 617 275 8390 Fax

February 17, 2016

VIA EDGAR

Ms. Kimberley Browning

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (the “Registrant”) File No. 333-209038; Form N-14 filed on EDGAR on January 19, 2016

Dear Ladies and Gentlemen:

This letter responds to a preliminary request for additional information regarding the Registrant’s registration statement and proxy solicitation materials filed on Form N-14 (the “Proxy Statement/Prospectus”) with respect to a reorganization in which two series of the Registrant will combine with two other series of the Registrant (collectively, the “Funds”) as follows: (i) Money Market Trust B with Money Market Trust; and (ii) Real Return Bond Trust with Bond Trust (the “Reorganizations”). This preliminary request for additional information was provided to Joshua Katz of Dechert LLP by telephone on February 4, 2016 by Ms. Browning of the staff of the Securities and Exchange Commission (the “SEC Staff”).[1]

1.	SEC Staff Request: Please provide supplementally an undertaking to file, by post-effective amendment, the final opinion of counsel supporting the tax consequences to variable contract owners with respect to each of the proposed Reorganizations as soon as practicable after the closing of the Reorganizations.

Response: The Registrant hereby undertakes to file, by post-effective amendment, the final opinion of Dechert LLP supporting the tax consequences to variable contract owners with respect to each of the proposed Reorganizations as soon as practicable after the closing of the Reorganizations.

[1]	Terms not defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

2.	SEC Staff Request: Please file the following agreements along with your response: 1) any expense limitation or fee waiver agreement applicable to the Funds that is currently in effect or that will become effective prior to or in connection with the Reorganizations; and 2) a form of the amendment to the advisory agreement that will take effect on April 6, 2016.

Response: Please find the requested agreements included as part of this correspondence.

3.	SEC Staff Request: Please provide the appropriate “Tandy” representations and response letter via EDGAR correspondence.

Response: Accepted. These representations are set forth below.

* * *

We hope that the foregoing is responsive to your request made on February 4, 2016. Please do not hesitate to contact the undersigned at 617.728.7167 if you have any questions concerning the foregoing. The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Proxy Statement/Prospectus;

•	the effectiveness of Proxy Statement/Prospectus will not foreclose the SEC from taking any action with respect to the registration statement; and

•	the Registrant may not assert the effectiveness of Proxy Statement/Prospectus as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Very truly yours,

/s/ Christopher P. Harvey

Christopher P. Harvey

cc:   Betsy Anne Seel

Joshua Katz

John Hancock Investment Management Services, LLC 601 Congress Street Boston, MA 02210

December 31, 2015

To the Trustees of:

John Hancock Variable Insurance Trust

601 Congress Street

Boston, MA 02210

Re:      Advisory Fee Waiver Agreement

With reference to the Amended and Restated Advisory Agreement dated September 26, 2008, as amended, entered into by and between John Hancock Investment Management Services, LLC (the “Adviser”) and John Hancock Variable Insurance Trust (the “Trust”), on behalf of each series of the Trust (each, a “Fund” and collectively, the “Funds”), we hereby notify you as follows:

1. The Adviser agrees to waive its management fee for each Fund and, to the extent necessary, bear other expenses, as set forth in the Appendix attached hereto. As noted in the Appendix, certain waivers are voluntary and may be terminated at any time by the Adviser upon notice to the Trust.

2. We understand and intend that you will rely on this undertaking in overseeing the preparation and filing of Post-effective Amendments to the Registration Statements on Form N-1A for the Trust and the Fund with the Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and we expressly permit you so to rely.

Very truly yours,

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC

By:	Jeff Long
Chief Financial Officer

Appendix

Money Market Trust

Effective upon the merger of Money Market Trust B, a series of the Trust, into Money Market Trust (the “Merger”), the Adviser contractually agrees until April 30, 2018 to reimburse Expenses of the Money Market Trust so that Expenses of each class of the Fund do not exceed 0.28% of the Fund’s average annual net assets. Expense include all expenses of the Fund attributable to the class including advisory fees but excluding: (a) Rule 12b-1 fees, (b) taxes, (c) portfolio brokerage commissions, (d) interest, (e) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the Trust, (f) short dividends, and (g) acquired fund fees.

This expense limit expires on April 30, 2018 unless renewed by mutual agreement of the Fund and the Adviser based upon a determination that this is appropriate under the circumstances at that time.

500 Index Trust B

International Equity Index Trust B

Money Market Trust B

Total Bond Market Trust B

The Adviser contractually agrees until April 30, 2017 to reimburse Expenses of each class of the Funds listed below so that the Expenses for each class of the Fund do not exceed the amounts listed below. Expenses of the Fund attributable to the class include all expenses of the Fund including advisory fees but excluding: (a) taxes, (b) portfolio brokerage commissions, (c) interest, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the Trust, (e) short dividends, (f) acquired fund fees and (g) Rule 12b-1 fees.

Fund	Average Annual Net Assets of the Fund

500 Index Trust B	0.25%
International Equity Index Trust B	0.34%
Money Market Trust B	0.28%
Total Bond Market Trust B	0.25%

Each expense reimbursement expires on April 30, 2017 unless renewed by mutual agreement of the Fund and the Adviser based upon a determination that this is appropriate under the circumstances at that time. This expense reimbursement supercedes all prior agreements by the Adviser to reimburse expenses of the Funds.

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John Hancock Investment Management Services, LLC 601 Congress Street Boston, MA 02210

July 6, 2007

To the Trustees of:

John Hancock Trust

601 Congress Street

Boston, MA 02210

Re:      Amended and Restated Expense Limitation Agreement and Voluntary Expense Limitation Notice

With reference to the Advisory Agreement dated January 1, 1996, as amended, entered into by and between John Hancock Investment Management Services, LLC (the “Adviser”) and John Hancock Trust (the “Trust”), on behalf of each series of the Trust (each, a “Fund” and collectively, the “Funds”), we hereby notify you as follows:

1. The Adviser agrees to contractually waive its management fee for each Fund and, to the extent necessary, bear other expenses, as set forth in Appendices A hereto.

2. We understand and intend that you will rely on this undertaking in overseeing the preparation and filing of Post-effective Amendments to the Registration Statements on Form N-1A for the Trust and the Funds with the Securities and Exchange Commission and in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and we expressly permit you so to rely.

Very truly yours,

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC

By:     /s/Charles A. Rizzo

Charles A. Rizzo, Vice President

And Chief Financial Officer

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APPENDIX A

The contractual advisory fee waiver set forth in this Appendix shall apply as follows:

For the Money Market Trust B, the Adviser has agreed to waive its management fee (or, if necessary, reimburse expenses of the Fund) in an amount so that the rate of the Fund’s “Net Operating Expenses” set forth under “Fund Annual Expenses” does not exceed the rate noted in the table below under “Net Fund Annual Expenses.” A Fund’s “Net Operating Expenses” includes all of its operating expenses including management fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the Fund not incurred in the ordinary course of the Fund’s business.

Net Fund Annual Fund Expenses
Money Market Trust B	0.28%

Under the agreement, the Adviser’s obligation to provide the expense cap with respect to a particular Fund will remain in effect until May 1, 2008 and will terminate after that date only if the Trust, without the prior written consent of the Adviser, sells shares of the Fund to (or has shares of the Fund held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company or any of its affiliates that are specified in the agreement.

J-2

[Form of]

JOHN HANCOCK VARIABLE INSURANCE TRUST

AMENDMENT TO AMENDED AND RESTATED ADVISORY AGREEMENT

AMENDMENT (the “Amendment”) made this 16th day of February, 2016, to the Amended and Restated Advisory Agreement dated September 26, 2008, between John Hancock Variable Insurance Trust, a Massachusetts business trust (the “Trust” or “JHVIT”) and John Hancock Investment Management Services, LLC, a Delaware limited liability company (“JHIMS” or the “Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.      CHANGE IN APPENDIX A

Appendix A is amended to:

(1) reduce the fees for the Money Market Trust and Money Market Trust B (each a “Portfolio”).

2.      EFFECTIVE DATE

The Amendment shall become effective with respect to the Portfolio on the later of:

(i) the date of its execution,

(ii) approval by the Board of Trustees of the Trust of the Amendment, and

(iii) April 6, 2016.

3.      DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.      OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

John Hancock Variable Insurance Trust

By: ___________________________

John Hancock Investment Management Services, LLC

By: ______________________________________

APPENDIX A

ADVISORY FEE SCHEDULE

The Adviser shall serve as investment adviser for each Portfolio of the Trust listed below. The Trust will pay the Adviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the “Adviser Fee”).

The term Aggregate Net Assets in the chart below includes the net assets of a Portfolio of the Trust. It also includes with respect to certain Portfolios as indicated in the chart the net assets of one or more other portfolios, but in each case only for the period during which the subadviser for the Portfolio also serves as the subadviser for the other portfolio(s) and only with respect to the net assets of such other portfolio(s) that are managed by the subadviser.

For purposes of determining Aggregate Net Assets and calculating the Adviser Fee, the net assets of the Portfolio and each other fund of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

The Adviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Adviser Fee for each Portfolio shall be accrued and paid daily to the Adviser for each calendar day. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. Fees shall be paid either by wire transfer or check, as directed by the Adviser.

If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date of such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

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Advisory Fee Schedules

Aggregate Net Assets Include the Net Assets of the following funds in addition to the
Trust Portfolio	Trust Portfolio	Advisory Fee of the Trust Portfolio-

Money Market Trust	Money Market Trust B John Hancock Money Market Fund, a series of John Hancock Current Interest

0.500%  — first $500 million;

0.425%  — next $250 million;

0.375%  — next $250 million;

0.350%  — next $500 million;

0.325%  — next $500 million;

0.300%  — next $500 million; and

0.275%  — excess over $2.5 billion.

Money Market Trust B	Money Market Trust John Hancock Money Market Fund, a series of John Hancock Current Interest

0.500%  — first $500 million;

0.425%  — next $250 million;

0.375%  — next $250 million;

0.350%  — next $500 million;

0.325%  — next $500 million;

0.300%  — next $500 million; and

0.275%  — excess over $2.5 billion.

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